EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2014	2013	2012	2011	2010
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,066	$40,825	$39,175	$37,515	$39,198
Other Interest	2,718	2,709	2,314	2,976	1,587
Amortization of Debt Discount and Expense	1,963	1,877	1,848	1,729	1,766
Interest Portion of Rentals	2,302	1,910	1,864	2,213	2,130
Total Fixed Charges, as defined	47,049	47,321	45,201	44,433	44,681
Earnings, as defined:
Net Income	58,692	60,538	58,779	63,044	72,013
Taxes on Income	41,643	41,705	43,403	42,825	49,033
Fixed Charges, as above	47,049	47,321	45,201	44,433	44,681
Total Earnings, as defined	$147,384	$149,564	$147,383	$150,302	$165,727
Ratios of Earnings to Fixed Charges	3.13	3.16	3.26	3.38	3.71